Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 8 DATED SEPTEMBER 1, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2015, as supplemented by Supplement No. 6, dated July 15, 2015 and Supplement No. 7, dated August 14, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 8 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the status of our public offering; and
•	our recent acquisitions.
Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of August 26, 2015, we had received and accepted investors’ subscriptions for and issued 25,332,204 shares of our common stock in our public offering, resulting in gross offering proceeds of $377,978,808. As of August 26, 2015, 41,736,499 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan.
We intend to sell shares of our common stock in our initial public offering until on or before March 25, 2016, or the date on which the maximum offering amount has been sold.
Our Recent Property Acquisitions
As described in greater detail below, on August 19, 2015, we acquired Carrington Park, a 298-unit multifamily community located in Kansas City, Missouri. In addition, on August 26, 2015, or the Dallas closing date, we acquired the following multifamily communities: (1) Regency at North Richland Hills, or the Delano property, a 263-unit multifamily community located in North Richland Hills, Texas; (2) Regency on the Green, or the Meadows property, a 252-unit multifamily community located in North Richland Hills, Texas; and (3) Regency by the Vineyard, or the Kensington property, a 259-unit multifamily community located in Euless, Texas. The Delano property, Meadows property and Kensington property were acquired from third-party selling entities ultimately controlled by the same parent company and are located in the same geographic area. We have initiated the process to re-name the Delano property to “The Delano at North Richland Hills,” the Meadows property to “The Meadows at North Richland Hills,” and the Kensington property to “Kensington by the Vineyard.” With the acquisition of these four properties, we have invested over $844 million in 22 properties in ten states with 7,237 apartment homes. Our first seven properties were acquired in 2014; and we have purchased 15 properties to date in 2015.
Acquisition of Carrington Park
On August 19, 2015, we acquired from a third-party seller the Carrington property, through STAR Carrington KC, LLC, or STAR Carrington, a wholly-owned subsidiary of our operating partnership. STAR Carrington acquired the Carrington property for an aggregate purchase price of $39,700,000, excluding closing costs. STAR Carrington financed the payment of the purchase price for the Carrington property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $29,610,000 from Berkeley Point Capital LLC, pursuant to the requirements of the Fannie Mae Multifamily Delegated Underwriting and Services Loan Agreement.

An acquisition fee of approximately $410,000 was earned by our advisor in connection with the acquisition of the Carrington property.
The Carrington property is a 298-unit residential community constructed on an approximately 38-acre site in 2007. The Carrington property is comprised of 12 three-story apartment buildings. The apartments at the Carrington property consist of a mix of one, two and three bedroom units averaging 1,112 square feet per unit. Average in-place monthly rent at the Carrington property was approximately $1,046 as of August 19, 2015. Unit amenities at the Carrington property include nine-foot ceilings with crown molding, walk-in closets, washers and dryers, a black appliance package with built-in microwave and ceiling fans. In addition, select units have attached garages, garden tubs and private balconies or patios. Property amenities at the Carrington property include a Wi-Fi computer lounge, a fitness center, an entertainment center with billiards, a playground, a resort-style pool with Wi-Fi sundeck, charcoal grills and benches, a dog park and an auto detailing bay. Occupancy at the Carrington property was approximately 96% as of August 19, 2015. We have engaged Steadfast Management Company, Inc., or the property manager, to serve as the property manager and Pacific Coast Land & Construction, Inc., or PCL, to serve as the construction manager for the Carrington property.
Acquisitions of the Delano Property, Meadows Property and Kensington Property
On the Dallas closing date, we acquired from a third-party seller a fee simple interest in (1) the Delano property, through STAR Delano, LLC, or STAR Delano, a wholly-owned subsidiary of our operating partnership, (2) the Meadows property, through STAR Meadows, LLC, or STAR Meadows, a wholly-owned subsidiary of our operating partnership and (3) the Kensington property through STAR Kensington, LLC, or STAR Kensington, a wholly-owned subsidiary of our operating partnership.
Delano Property
STAR Delano acquired the Delano property from the seller for an aggregate purchase price of $38,500,000, exclusive of closing costs. STAR Delano financed the payment of the purchase price for the Delano property with a combination of (1) proceeds from our ongoing public offering and (2) an advance in the aggregate principal amount of $28,875,000, or the Delano loan, from PNC Bank, National Association, which we refer to as the “lender,” pursuant to the lender’s revolving credit facility to us, or the credit facility. For additional information on the terms of the credit facility and Delano loan, see “—Credit Facility, Delano Loan and Meadows Loan” below. An acquisition fee of approximately $413,000 was earned by our advisor in connection with the acquisition of the Delano property. A loan coordination fee of approximately $288,750 was earned by our advisor in connection with the financing of the Delano property.
The Delano property was constructed in 2003 and consists of 32 two- and three-story garden-style buildings, a clubhouse/leasing office, a garage and a maintenance building situated on an approximately 16.8-acre site. The Delano property is comprised of 118 one-bedroom apartment homes, 58 two-bedroom apartment homes, 58 three-bedroom apartment homes and 29 four-bedroom apartment homes that average 1,231 square feet with an average monthly rent of $1,287 as of August 24, 2015. Apartment amenities at the Delano property include nine-foot ceilings with crown molding, hardwood-style plank flooring, washer/dryer connections, walk-in closets, private balconies/patios, Italian porcelain tile floor and faux granite countertops. In addition, select units include wood-burning fireplaces, attached garages and a kitchen island. Property amenities at the Delano property include a resort-style swimming pool, tanning deck, outdoor gazebo, sand volleyball court, a 24-hour fitness center, an outdoor playground, detached garages, a picnic area, a billiards room and an executive business center. As of August 24, 2015, the Delano property was approximately 97.3% occupied.
As part of our value enhancement strategy, we intend to make strategic, interior and exterior enhancements when turning the apartment homes between residents at the Delano property, including upgrading the interior kitchens with modern appliances and hardware. Management believes the Delano property is adequately covered by insurance and is suitable for its intended purposes.

The Delano property faces competition from other multifamily apartment properties located in the greater Dallas and Forth-Worth markets.
For federal income tax purposes, we estimate that the depreciable basis in the Delano property will be approximately $34.6 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Meadows Property
STAR Meadows acquired the Meadows property for an aggregate purchase price of $32,600,000, exclusive of closing costs. STAR Meadows financed the payment of the purchase price for the Meadows property with a combination of (1) proceeds from our ongoing public offering and (2) an advance in the aggregate principal amount of $24,450,000, or the Meadows loan, from the lender, pursuant to the credit facility. For additional information on the terms of the credit facility and Meadows loan, see “—Credit Facility, Delano Loan and Meadows Loan” below. An acquisition fee of approximately $351,000 was earned by our advisor in connection with the acquisition of the Meadows property. A loan coordination fee of approximately $244,500 was earned by our advisor in connection with the financing of the Meadows property.
The Meadows property was constructed in 1999 and consists of 21 two-story garden-style buildings, a clubhouse/leasing office and a maintenance office situated on an approximately 22.3-acre site. The Meadows property is comprised of 168 two-bedroom apartment homes, 60 three-bedroom apartment homes and 24 four-bedroom apartment homes that average 1,140 square feet with an average monthly rent of $1,209 as of August 24, 2015. Apartment amenities at the Meadows property include nine-foot ceilings with crown molding, hardwood-style plank flooring, washer/dryer connections, walk-in closets, Italian flooring, faux granite countertops and oak cabinets. In addition, select units include private balconies or patios. Property amenities at the Meadows property include a 24-hour fitness center, a poolside gazebo with grills, a sand volleyball court, two resort-style swimming pools, a lighted tennis court, a dog park, a basketball court, picnic/barbecue areas, a game room, a business center and an outdoor playground. As of August 24, 2015, the Meadows property was approximately 97.6% occupied.
As part of our value enhancement strategy, we intend to make strategic, interior and exterior enhancements when turning the apartment homes between residents at the Meadows property, including upgrading the interior kitchens with modern appliances and hardware. Management believes the Meadows property is adequately covered by insurance and is suitable for its intended purposes.
The Meadows property faces competition from other multifamily apartment properties located in the greater Dallas and Forth-Worth markets.
For federal income tax purposes, we estimate that the depreciable basis in the Meadows property will be approximately $28.6 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Kensington Property
STAR Kensington acquired the Kensington property for an aggregate purchase price of $46,200,000, exclusive of closing costs. STAR Kensington financed the payment of the purchase price for the Kensington property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $34,225,000 from the lender pursuant to the requirements of the Freddie Mac Capital Markets Execution Program, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “Kensington loan.” For additional information on the terms of the Kensington loan, see “—Kensington loan” below. An acquisition fee of approximately $466,000 was earned by our advisor in connection with the acquisition of the Kensington property. A loan coordination fee of approximately $342,250 was earned by our advisor in connection with the financing of the Kensington property.

The Kensington property was constructed in 1997 and consists of 37 two-story garden-style buildings, a clubhouse/leasing office and a maintenance building situated on an approximately 14.7-acre site. The Kensington property is comprised of 74 one-bedroom apartment homes, 111 two-bedroom apartment homes, 37 three-bedroom apartment homes and 37 four-bedroom apartment homes that average 1,077 square feet with an average monthly rent of $1,552 as of August 24, 2015. Apartment amenities at the Kensington property include vaulted ceilings, ceramic tile flooring, washer/dryer connections, marble wood-burning fireplaces, attached direct access garages, walk-in closets, private balconies or patios, stainless steel appliances, hardwood-style flooring and Italian marble entries. Property amenities at the Kensington property include three swimming pools, a business center, picnic/barbecue areas, a 24-hour fitness center, a walking/jogging trail, a coffee/tea bar, an outdoor playground and a tennis court. As of August 24, 2015, the Kensington property was approximately 95.8% occupied.
As part of our value enhancement strategy, we intend to make exterior enhancements at the Kensington property. Management believes the Kensington property is adequately covered by insurance and is suitable for its intended purposes.
The Kensington property faces competition from other multifamily apartment properties located in the greater Dallas and Forth-Worth markets.
For federal income tax purposes, we estimate that the depreciable basis in the Kensington property will be approximately $42.3 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Credit Facility, Delano Loan and Meadows Loan
In connection with the closing of the Delano Property and Meadows Property, we arranged for a revolving credit facility from the lender which provides for advances to purchase properties from time to time in an amount not to exceed $200,000,000 during 2015 (subject to certain debt service and loan to value requirements). During 2016, the maximum amount that may be drawn under the credit facility may be increased up to $350,000,000, as further described in the credit agreement, or the Credit Agreement, entered into by STAR Delano and STAR Meadows with the lender in connection with the property acquisitions. The credit facility has a maturity date of September 1, 2020, subject to extension, or the maturity date. Advances made under the credit facility will be secured by the property for which such advances are used, each a loan, as evidenced by the credit agreement, Multifamily Loan and Security Agreement, or the loan agreement, the Multifamily Revolving Credit Note, or the note, and a Multifamily Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing, or the mortgage, and a Guaranty from the Company (as described below, the “guaranty” and together with the credit agreement, the loan agreement, the note and the mortgage, the “loan documents”). Each loan will be purchased from the lender by the Federal Home Loan Mortgage Corporation. STAR Delano and STAR Meadows obtained advances under the credit facility in the amounts of $28,875,000 and $24,450,000, respectively, in connection with the acquisition of the Delano Property and Meadows Property. The Delano Property and Meadows Property were each pledged as collateral for repayment of amounts advanced under the credit facility. STAR Delano and STAR Meadows paid loan origination fees of $86,625 and $73,350, respectively, to the lender in connection with the Delano Loan and Meadows Loan, respectively.
Beginning October 1, 2015 and continuing until the maturity date, monthly interest payments on the outstanding principal balances of the Delano loan and Meadows loan at the one-month London Interbank Offered Rate (LIBOR) plus (1) the servicing spread of 0.05% and (2) the net spread, based on the debt service coverage ratio, of between 1.80% and 2.10%, as further described in the notes, are due and payable on the first date of each month.The entire outstanding principal balance and any accrued and unpaid interest on the Delano loan and Meadows loan is due and payable in full on the maturity date.
Beginning October 1, 2015 and continuing until the maturity date, a monthly interest payment on the outstanding principal balance of the Delano loan and Meadows loan that accrues, as further described in the Multifamily Revolving Credit Note, is due and payable on the first date of each month.The entire outstanding principal balance and any accrued and unpaid interest on the Delano loan and Meadows loan is due and payable in full on the maturity date.

STAR Delano and STAR Meadows may voluntarily prepay all or a portion of the unpaid principal balance of the Delano loan and Meadows loan, respectively, and all accrued interest thereon and other sums due under the credit facility to the lender under the Delano loan documents and the Meadows loan documents, provided that STAR Delano and STAR Meadows provide the lender with prior notice of such prepayment, all in accordance with the terms of the Delano loan and Meadows loan.
The performance of the obligations of STAR Delano and STAR Meadows under the Delano loan and Meadows loan, respectively, are each secured by a Multifamily Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing with respect to the Delano property and the Meadows property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR Delano and STAR Meadows assigned each of its rights under the Delano property management agreement and Meadows property management agreement (each as described below), respectively, to the lender upon an event of default under any of the Delano loan documents and Meadows loan documents, respectively.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR Delano and STAR Meadows are personally liable under the Delano loan documents and Meadows loan documents, in addition to all costs and expenses incurred by the lender to enforce these rights.
Kensington Loan
In connection with the acquisition of the Kensington property, STAR Kensington borrowed $34,225,000 from the lender pursuant to the Kensington loan. The Kensington loan has a 120-month term with a maturity date of September 1, 2025. STAR Kensington paid a loan origination fee of $188,238 to the lender in connection with the Kensington loan.
Beginning October 1, 2015 and continuing until the maturity date, a monthly interest payment on the outstanding principal balance of the Kensington loan accrues at the one-month London Interbank Offered Rate (LIBOR) rate plus 2.28%, and is due and payable on the first date of each month, as further described in the Kensington loan. Beginning October 1, 2020 and continuing until the maturity date, a monthly payment of principal and interest is due and payable on the first date of each month, as further described in the Kensington loan. The entire outstanding principal balance and any accrued and unpaid interest on the Kensington loan is due and payable in full on the maturity date.
STAR Kensington may voluntarily prepay all of the unpaid principal balance of the Kensington loan and all accrued interest thereon and other sums due to the lender under the Kensington loan documents following the first year of the Kensington loan, provided that STAR Kensington provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Kensington loan.
The performance of the obligations of STAR Kensington under the Kensington loan is secured by a Multifamily Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing with respect to the Kensington property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR Kensington assigned all of its rights under the Kensington Property Management Agreement (as described below) to the lender upon an event of default under any of the Kensington loan documents.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR Kensington is personally liable under the loan documents, in addition to all costs and expenses incurred by the lender to enforce these rights.

Property Management
On the Dallas closing date, STAR Delano, STAR Meadows and STAR Kensington, each a property owner, entered into a Property Management Agreement, each a Management Agreement, with Steadfast Management Company, Inc., or Steadfast Management, an affiliate of our advisor, pursuant to which Steadfast Management serves as the exclusive leasing agent and manager of the respective property owned by the property owner. Pursuant to the Management Agreement, the property owner is to pay Steadfast Management a monthly management fee in an amount equal to 2.75% of the property’s gross collections, as defined in the Management Agreement, for such month. The Management Agreement has an initial term that expires on August 26, 2016, and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Management Agreement. The property owner may terminate the Management Agreement at any time upon 30 days prior written notice to Steadfast Management in the event of the gross negligence, willful misconduct or bad acts of Steadfast Management or any of Steadfast Management’s employees. Either party may terminate the Management Agreement due to a material breach of the other party’s obligations under the Management Agreement that remains uncured for 30 days after notification of such breach.
On the Dallas closing date, each property owner also entered into a Construction Management Services Agreement, each a construction management agreement, with PCL. Pursuant to the construction management agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time at the respective property owned by the property owner for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The construction management agreement may be terminated by either party with 30 days prior written notice to the other party.